ECUATORIANA AIRLINES, INC. (the "Company") a Delaware

Corporation

Financial Statements

As of inception (January 16, 2024) – May 31, 2024

Ecuatoriana Airlines Inc
Balance Sheet
As of May 31, 2024

	May 31, 24
ASSETS	
Current Assets	
Checking/Savings	
BMO Bank	0.50
Total Checking/Savings	0.50
Total Current Assets	0.50
Fixed Assets	
Training Equipment	1,200,000.00
Total Fixed Assets	1,200,000.00
TOTAL ASSETS	**1,200,000.50**
LIABILITIES & EQUITY	
Equity	
Capital Contributions	
Ed Delgado	1,326,980.00
Total Capital Contributions	1,326,980.00
Capital Stock	100.00
Net Income	-127,079.50
Total Equity	1,200,000.50
TOTAL LIABILITIES & EQUITY	**1,200,000.50**

Ecuatoriana Airlines Inc
Profit & Loss
January through May 2024

	Jan - May 24
Ordinary Income/Expense	
Expense	
Bank Service Charges	10.00
Consultation Fees	51,000.00
Foreign Transaction Fee	2.43
Meals and Entertainment	44.73
Office Supplies	8.00
Professional Fees	46,034.34
Refurbishments	9,980.00
Shipping	18,500.00
Travel	1,500.00
Total Expense	127,079.50
Net Ordinary Income	-127,079.50
Net Income	**-127,079.50**

Ecuatoriana Airlines Inc
Statement of Cash Flows
January through May 2024

	Jan - May 24
OPERATING ACTIVITIES	
Net Income	-127,079.50
Net cash provided by Operating Activities	-127,079.50
INVESTING ACTIVITIES	
Training Equipment	-1,200,000.00
Net cash provided by Investing Activities	-1,200,000.00
FINANCING ACTIVITIES	
Capital Contributions:Ed Delgado	1,326,980.00
Capital Stock	100.00
Net cash provided by Financing Activities	1,327,080.00
Net cash increase for period	0.50
Cash at end of period	**0.50**

ECUATORIANA AIRLINES, INC.
Statement of Changes in Equity

Account	2024 Amount
Capital Stock	$100.00
Capital Contributions	$1,326,980.00
Retained Earnings	($127,079.50)
Total Equity	$1,200,000.50

ECUATORIANA AIRLINES, INC.
Notes to the Financial Statements
As of inception (January 16, 2024) – May 31, 2024
$USD

1. ORGANIZATION AND PURPOSE

ECUATORIANA AIRLINES, INC. (the "Company") is a corporation organized on January 16, 2024 under the laws of Delaware.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.